EXHIBIT 99.1

TRX Gold Announces US$5 Million Prepaid Gold Purchase Agreement with OCIM Metals & Mining SA

TORONTO, Sept. 01, 2022 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX:TNX) (NYSE American:TRX) (the “Company” or “TRX Gold”) is pleased to announce that its operating subsidiary, Buckreef Gold Corporation Limited (“Buckreef Gold”), has entered into a pre-paid gold purchase agreement with a contract price totaling US$5 million with OCIM Metals & Mining SA. The total contract price can be made available to Buckreef Gold in tranches with a $2.5 million upfront tranche and further tranches to be drawn over the next 18 months at Buckreef Gold’s option. Tranche 1 in this non-dilutive financing includes a 6-month grace period and a repayment period over the following 12 months as quarterly deliveries of a pre-determined quantity of gold. The actual quantity will be determined by applying a discount to prevailing gold spot prices on the date funds are transferred to Buckreef Gold.

The proceeds from this financing will enable Buckreef Gold to opportunistically make productivity enhancing purchases, for example, acquiring mining equipment to replace higher cost rental equipment which will help improve mining and processing operating costs over time. Additionally, it provides the flexibility to expedite exploration and sulphide development programs at Buckreef Gold.

The expanded 1,000+ tonne per day (“tpd”) processing plant construction continues to be on time with an expected completion date in calendar Q3 2022, at a capital cost of $4 million, which remains on budget. The Company plans to provide an update on the expanded processing plant in due course.

“As operations continue to ramp-up at Buckreef Gold, non-dilutive alternative sources of financing continue to emerge for the enterprise. This financing enables the Company to opportunistically move up high return quick payback purchases, enabling the Company to further reduce operating costs. The Company continues to be prudent in financing operations by balancing capital requirements, funding amounts and managing overall enterprise liquidity. The financing amount is easily supported by Buckreef Gold's forecast production profile which is anchored by a robust stockpile and strong mining rates. We would like to thank OCIM for their support throughout the financing process and for an efficient, straightforward due diligence process.” noted Stephen Mullowney, CEO of TRX Gold.

About OCIM:

The OCIM group of privately held companies has a long and successful history as a Trader and Financier of Strategic Assets. Established in Paris in 1961, OCIM is headed by a third-generation member of the founding family. Besides its core historical business in Real Estate, OCIM has diversified into other strategic tangible assets such as gold, silver and platinum via its Geneva-based subsidiary. As a Merchant, OCIM trades physical metals across the full value chain, from producers to end users. As a Financier, OCIM invests in a wide variety of instruments and provides financing to the value chain with equity, debt, and alternative investments.

To learn more about OCIM visit: www.ocim.eu

About TRX Gold Corporation

TRX Gold is rapidly advancing the Buckreef Gold Project. Anchored by a Mineral Resource published in May 2020, the project currently hosts an NI 43-101 Measured and Indicated Mineral Resource of 35.88 MT at 1.77 g/t gold containing 2,036,280 oz of gold and an Inferred Mineral Resource of 17.8 MT at 1.11g/t gold for 635,540 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow. The positive cash flow will be utilized for exploratory drilling with the goal of increasing the current gold Resource base and advancing the Sulphide Ore Project which represents 90% of current gold Resources. TRX Gold’s actions are led by the highest ESG standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in Geita Region, Tanzania.

Investors
Christina Lalli
Vice President, Investor Relations
TRX Gold Corporation
+1-438-399-8665
c.lalli@TRXgold.com
www.TRXgold.com

Forward-Looking Statements
This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to continued operating cash flow, expansion of its process plant, estimation of mineral resources, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml .

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.